May 4, 2009

Mail Stop 4561

Mr. Aleks Kins
President and Chief Executive Officer
AlphaMetrix, LLC
181 West Madison, 34th Floor
Chicago, Illinois 60602

> **Re:** **AlphaMetrix Managed Futures LLC (Aspect Series)**
> **Item 4.01 Form 8-K**
> **Filed May 1, 2009**
> **File No. 0-52192**

Dear Mr. Kins:

We have reviewed your filing and have the following comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K

1. We note that the letter from your former accountant filed as an exhibit to your Form 8-K stated that your former accountant is in agreement with the statements contained in the 2nd, 4th and 6th paragraphs of the Form 8-K. Please file a letter from your former accountant indicating whether or not they agree with your disclosures in the 5th paragraph of the Form 8-K.

As appropriate, please respond to these comments via EDGAR within 10 business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant